Annual Notice Date May 1, 2026
MEMBERS® VARIABLE ANNUITY SERIES
Issued through

Transamerica Life Insurance Company

Separate Account VA B

This Annual Notice Document (“Notice”) provides certain updated information about Your Members® Variable Annuity Series, a Flexible Premium Deferred Variable Annuity Policy (“Policy”), which is no longer available for purchase. This Notice incorporates the following share classes that were available in the Members® Variable Annuity Series: B-Share, C-Share, L-Share and X-Share. A share class would have been selected on Your application and identified in Your Policy.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA B (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89354G521?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2019, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS	3
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED	4
important INFORMATION you should consider about the POLICY	5
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY	6

SPECIAL TERMS
Administrative Office - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitization - When You switch from the accumulation phase to the income phase and we begin to make annuity payments to You (or Your payee).
Excess Interest Adjustment — A positive or negative adjustment to amounts paid out or transferred from the Fixed Account Guaranteed Period Options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by us since the date any payment was received by, or an amount was transferred to, the Guaranteed Period Option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon withdrawals, surrenders or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively. The Excess Interest Adjustment will not decrease the interest credited to Your Policy below the guaranteed minimum.
Fixed Account - One or more Investment Options under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Lifetime Withdrawal Benefit - Any optional benefit under the Policy that provides a guaranteed minimum withdrawal benefit, including the Guaranteed Principal SolutionSM rider, the Retirement Income Max® rider, the Retirement Income Choice® 1.6 rider and the Transamerica Income EdgeSM rider.
Guaranteed Period Options - The various guaranteed interest rate periods of the Fixed Account which we may offer and into which premium payments may be paid or amounts transferred when available.
Owner (You, Your) - The person who may exercise all rights and privileges under the Policy.
Policy - The Members® Variable Annuity Series, an individual deferred, flexible premium variable annuity. Also referred to as the Policy.
Policy Date - The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value - On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
  premium payments; minus
  gross withdrawals (withdrawals plus or minus Excess Interest Adjustment plus the surrender charge on the portion of the requested withdrawal that is subject to the surrender charge plus taxes (on the withdrawal)); plus interest credited in the Fixed Account; plus
  accumulated gains in the Separate Account; minus
  accumulated losses in the Separate Account; minus
  service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year - A Policy Year begins on the Policy Date and on each anniversary thereafter.
Separate Account - Separate Account VA B, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.
Separate Account Value - The portion of the Policy Value that is invested in the Separate Account.
Stable Account - A Fixed Account option, only available if You elect the Transamerica Income EdgeSM rider, to which You must allocate a portion of Your premium payments and Policy Value. Assets in the Stable Account are not subject to Separate Account Annual Expenses as set forth under FEE TABLE AND EXPENSE EXAMPES.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified Underlying Fund Portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Portfolio Companies Available Under the Policy.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix - Portfolio Companies Available Under the Policy.
  For updated portfolio performance information please refer to the Appendix - Portfolio Companies Available Under the Policy.

important INFORMATION you should consider about the POLICY

Your Policy prospectus dated May 1, 2019, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES	Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within the applicable surrender charge period following Your last purchase payment, You will be assessed a surrender charge. The maximum surrender charge is 9% of the amount surrendered, and the maximum surrender charge period is 9 years from the date of each premium payment.

You may withdraw up to 10% of Your premium payments each Policy Year free of surrender charges. Withdrawals above this free amount are subject to the surrender charge.

Example:
If You make an early withdrawal, You could pay a surrender charge of up to $9,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.
Fee Table and Expense Examples Expenses - Surrender Charges
Are There Transaction Charges?
Yes. In addition to surrender charges and any applicable Policy adjustments, You may be charged for other transactions under the Policy. These include:
  Transfer Fee: You are allowed 12 free transfers per Policy Year. After that, we may charge up to $10 per additional transfer. Currently, this fee is not being charged, but we reserve the right to do so.
  Special Service Fees: Charges may apply for services such as overnight delivery, duplicate policies, non-sufficient funds checks, duplicate tax forms, duplicate disclosure documents, check copies, and asset verification requests. Fees vary by service.
  Fund Facilitation Fee: A daily fee applied to certain Subaccounts to cover costs of making specific investment options available. This fee ranges from 0.15% to 0.30% annually, depending on the fund.
These charges are in addition to any mortality and expense risk fees, administrative charges, and optional rider fees.
Fee Table and Expense Examples Expenses

Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table and Expense Examples
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.15%	3.55%
	Portfolio Company (fund fees and expenses)[2,3]	0.53%	1.24%
	Optional benefits (for a single optional benefit, if elected)[4]	0.15%	2.50%
As a percentage of Separate Account Value.[1]
As a percentage of average net assets.[2]
See below Appendix: Investment Options Available Under the Policy for more information.[3]
As a percentage of benefit base or withdrawal base.[4]
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost $1,723	Highest Annual Cost $6,095
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in this Policy. The value of Your Policy depends on the performance of the investment options You select, and these values can fluctuate daily. Poor investment performance may result in a loss of principal. Your entire investment is subject to market risk, and You could lose the full amount allocated to variable investment options.
Summary The Annuity
Is This a Short-Term Investment?
No. This Policy is designed for long term investing and is not appropriate if You need ready access to cash. Early withdrawals may incur surrender charges, and withdrawals may be taxable and subject to a 10% federal tax penalty if taken before age 59½. If You remove amounts from a Fixed Account guaranteed period before the end of that period, a Policy Adjustment (called an Excess Interest Adjustment) may apply and can reduce the amount You receive.

For investment options that mature at a specified time (e.g., Fixed Account guaranteed periods), at the end of the period Your Policy Value will be reallocated according to Your instructions. If no instructions are provided, the default is an automatic transfer to the money market Subaccount, or to a new guaranteed period of the same length (or next shorter period) if a money market Subaccount is unavailable.

Introduction Investment Options - The Fixed Account Expenses Access to Your Money - Excess Interest Adjustment
What are the Risks Associated with Investment Options?
An investment in this Policy is subject to the risk of poor investment performance. Your Policy Value will fluctuate based on the performance of the Investment Options You select. Each Investment Option—including variable Subaccounts and any Fixed Account options —has its own unique risks. You should review the available Investment Options and their prospectuses carefully before making an investment decision.

Your returns depend entirely on the performance of the underlying fund portfolios or the interest credited to the Fixed Account (if available).

Variable Options: Subject to market risk; You could lose the amount allocated to these options.

Fixed Account: Offers guaranteed minimum interest but may provide lower returns than variable options and is subject to restrictions and possible Excess Interest Adjustments if funds are withdrawn before the end of a guaranteed period

Purchase - Policy Value Investment Options
What are the Risks Related to the Insurance Company?
An investment in this Policy is subject to risks related to the Insurance Company. All obligations under the Policy—including guarantees, benefits, and any amounts credited to the Fixed Account—are backed solely by the claims-paying ability of Transamerica Life Insurance Company. These guarantees do not apply to the performance of the variable investment options, which You bear entirely.

The financial strength of the Insurance Company is evaluated by independent rating agencies such as A.M. Best, Moody’s, and Standard & Poor’s. These ratings reflect the company’s ability to meet its insurance and annuity obligations but do not reflect the investment performance of the Variable Subaccounts.

More information about Transamerica Financial Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - Information About Us Other Information - Financial Condition
	RESTRICTIONS			Location in Prospectus
Are There Limits on the Investment Options?
Yes.  Your choices and transfers among Investment Options are subject to restrictions and company reservations of rights under the Policy.

Availability and selection limits
▪We do not guarantee any Subaccount will always be available; we may limit the number of Subaccounts You can hold at one time.
▪Certain optional riders require designated Investment Options (and, for some riders, specific allocation percentages), which limit Your investment flexibility.
Transfers among Investment Options
▪Before Annuitization: You generally have 12 free transfers per Policy Year; we may charge $10 for each additional transfer and may limit the number of transfers.
▪Transfers to/from the Fixed Account are restricted:
Transfers out of a Fixed Account guaranteed period are allowed only at the end of the period, or up to credited interest; other transfers may trigger an Excess Interest Adjustment and, if negative, the amount You can transfer may be limited to 25% per Policy Year.
We reserve the right to prohibit transfers to the Fixed Account.
▪ Income Edge rider (if elected): Transfers to the Stable Account are permitted only at rider election; transfers from the Stable Account are not permitted until rider termination; rebalancing/allocations must meet required percentages.
▪ Guaranteed Principal Solution (PAM): You may not allocate or transfer into or out of the PAM options; we may automatically move value between options per the rider formula.
▪ Antimarket timing controls
We may modify, restrict, or refuse transfers (including loss of expedited transfer methods), reject premium or transfer requests, impose holding periods, and limit the number, size, frequency, manner, or timing of transfers to deter disruptive trading.
▪ Changes to Investment Options
We may add, close, or substitute underlying Portfolio Companies (funds); if an option is closed or a fund liquidates, we may reallocate amounts and future payments/allocations pursuant to the Policy.
Premium acceptance
We reserve the right to restrict or refuse premium payments, and separately may refuse premium payments or transfers to the Fixed Account
Investment Options Purchase - Premium Payments Additional Features
Are There any Restrictions on Policy Benefits?
  Yes. Certain benefits under the Policy, such as guaranteed minimum death benefits and guaranteed minimum withdrawal benefits, are subject to restrictions and may be modified or terminated by the Insurance Company. Withdrawals that exceed limits specified by the terms of a benefit may reduce the benefit by more than the amount withdrawn or may terminate the benefit entirely.

  Optional benefits may not be available for all policies and may vary depending on the Policy. The Insurance Company reserves the right to revise or discontinue benefits, and some benefits may be affected by tax rules or plan limitations.
Taxes Death Benefit Additional Features
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
  An investor should consult with a tax professional to determine the tax implications of investing in and receiving purchase payments under the Policy. There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).

  Withdrawals from the Policy will be subject to ordinary income tax and may also be subject to a 10% federal tax penalty if taken before age 59½.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
  Some investment professionals may receive compensation for selling the Policy to investors. Compensation is typically paid as commissions of up to 7% of purchase payments, plus an annual continuing fee based on Account Values. Additional payments may be made for sales volume, marketing support, training, and other services.

  These investment professionals may have a financial incentive to offer or recommend this Policy over another investment.

  Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly referred to as Transamerica Capital, Inc. ("TCI”)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Other Information - Distributor of the Policys
Should I Exchange My Policy?
  Some investment professionals may have a financial incentive to offer You a new Policy in place of the one You already own. You should only exchange Your Policy if, after carefully comparing the features, fees, and risks of both Policies, and considering any fees or penalties to terminate Your existing Policy, You determine that purchasing the new Policy is preferable to continuing to own Your current Policy.
Other Information - Exchanges and Reinstatements

  APPENDIX

  INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
  The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
  Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
  More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89354G521?site=VAVUL. You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
  The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To maximize total return consistent with the Adviser’s determination of reasonable risk.	AB Balanced Hedged Allocation Portfolio - Class B Advised by: AllianceBernstein L.P.	0.99%	17.36%	5.64%	6.74%
To provide high total return (including income and capital gains) consistent with preservation of capital over the long term.	American Funds - Asset Allocation Fund - Class 2 Advised by: Capital Research and Management Company	0.54%	26.77%	3.40%	7.00%
To provide growth of capital.	American Funds - Growth Fund - Class 2 Advised by: Capital Research and Management Company	0.58%	17.21%	13.89%	12.36%
To achieve long-term growth of capital and income.	American Funds - Growth-Income Fund - Class 2 Advised by: Capital Research and Management Company	0.53%	20.41%	9.08%	7.59%
To provide as high a level of current income as is consistent with the preservation of capital.	American Funds - The Bond Fund of America® - Class 2 Advised by: Capital Research and Management Company	0.63%	8.24%	5.60%	6.96%
Seeks income and capital growth consistent with reasonable risk.	Fidelity® VIP Balanced Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.66%	14.96%	9.24%	10.84%
To seek the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk.	State Street Total Return V.I.S. Fund - Class 3 Advised by: State Street Investment Management	0.95%	15.48%	6.85%	6.91%
To seek long-term capital appreciation and current income.	Transamerica 60/40 Allocation VP - Service Advised by: Aegon Asset Management UK plc ("AAM")	0.87%	14.90%	7.88%	7.97%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.89%	8.27%	3.89%	5.64%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility and provide downside protection.	Transamerica American Funds Managed Risk VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Milliman Financial Risk Managment LLC	1.10%	17.88%	14.42%	14.82%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.54%	3.81%	2.91%	1.72%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	1.11%	9.32%	2.41%	3.41%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.97%	11.72%	5.42%	6.81%
To seek current income and preservation of capital.	Transamerica BlackRock iShares Active Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.93%	8.65%	2.65%	4.17%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock iShares Active Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.64%	5.18%	4.94%
To seek capital appreciation and current income.	Transamerica BlackRock iShares Active Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.90%	9.50%	3.98%	4.66%
To seek capital appreciation and income.	Transamerica BlackRock iShares Dynamic Allocation - Balanced - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.91%	9.42%	4.24%	4.19%
To seek long-term capital appreciation.	Transamerica BlackRock iShares Edge 100 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.80%	18.54%	9.24%	10.39%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 50 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.69%	12.35%	4.14%	5.95%

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek long-term capital appreciation with capital preservation as a secondary objective.	Transamerica BlackRock iShares Edge 75 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.75%	15.47%	6.70%	8.14%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.92%	13.00%	3.04%	5.22%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.65%	1.67%	4.43%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.95%	15.58%	5.65%	6.85%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.63%	10.77%	5.10%	5.67%
To seek current income and preservation of capital.	Transamerica Goldman Sachs Managed Risk - Conservative ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	10.07%	3.31%	4.43%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	12.27%	7.84%	7.65%
To seek long-term capital appreciation.	Transamerica Great Lakes Advisors Large Cap Value VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Great Lakes Advisors, LLC	0.94%	23.65%	14.52%	9.31%
To seek long-term capital appreciation.	Transamerica International Focus VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	1.08%	6.24%	0.74%	5.19%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek long-term capital growth, consistent with preservation of capital and balanced by current income.	Transamerica Janus Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.99%	13.46%	7.57%	9.31%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%
Seeks to track the investment results of an index composed of large- and mid-capitalization developed market equities, excluding the U.S. and Canada.	Transamerica MSCI EAFE Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.62%	30.93%	8.53%	7.55%
To seek high total return through the combination of income and capital appreciation.	Transamerica Madison Diversified Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Madison Asset Management, LLC	1.09%	7.22%	2.20%	4.86%
Seeks to provide capital appreciation and income while seeking to manage volatility.	Transamerica Morgan Stanley Global Allocation Managed Risk - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Milliman Financial Risk Managment LLC	1.24%	14.21%	3.27%	4.10%
To seek high total return.	Transamerica Morgan Stanley Global Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Morgan Stanley Investment Management Inc.	1.03%	17.51%	4.90%	6.86%
To seek maximum real return, consistent with appreciation of capital.	Transamerica PineBridge Inflation Opportunities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: PineBridge Investments LLC	0.81%	5.35%	0.99%	2.68%
To seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.	Transamerica S&P 500 Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.38%	17.37%	13.95%	14.32%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.11%	31.42%	8.58%	7.27%

  (1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
  (2) There can be no assurance that any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.
  NOTE: All underlying fund portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

  Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2019, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
  Transamerica Life Insurance Company
  6400 C Street SW
  Cedar Rapids, IA 52499
  Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

  Product File Number on Edgar System - 333-185573
  EDGAR Policy Identifier No. is #C000127795